UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               CIROND CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   17275N 10 1
                                 (CUSIP Number)

     CRAIG A. STONER, ESQ., 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203,
                                  303-777-3737
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                NOVEMBER 25, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 17275N 10 1                                                PAGE 2 OF 6

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          1            NAMES OF REPORTING PERSONS             NICHOLAS R. MILLER

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       (Entities Only)
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                       (See Instructions)                                (b) [x]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       OO
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       CANADA
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED                                   17,000,000
  BY EACH REPORTING
     PERSON WITH
                      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      -0-
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER
                                                      17,000,000
                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      -0-
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       17,000,000
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                     [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       48.3%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              2 OF 6
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 17275N 10 1                                                PAGE 3 OF 6

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          1            NAMES OF REPORTING PERSONS          SEASIDE HOLDINGS INC.

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       (Entities Only)   84-1434323
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                       (See Instructions)                                (b) [x]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       OO
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       COLORADO
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED                                   17,000,000
  BY EACH REPORTING
     PERSON WITH      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      -0-
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER
                                                      17,000,000
                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      -0-
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       17,000,000
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                     [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       48.3%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       CO
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              3 OF 6
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 17275N 10 1                                                PAGE 4 OF 6


ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D ("Schedule 13D") relates to shares of common stock of Cirond Corporation (f/k/a eXmailit.com) (the "Issuer"), par value $0.001. The address of the principal executive office of the Issuer is 4185 Still Creek Drive #B-101, Burnaby, British Columbia V5C 6G9.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Nicholas R. Miller and Seaside Holdings, Inc., a Colorado corporation ("Seaside"). Mr. Miller's business address and the address of Seaside's principal office is 4185 Still Creek Drive #B-101, Burnaby, British Columbia V5C 6G9.

Mr. Miller is principally employed as an officer and director of the Issuer, whose principal executive office is located at 4185 Still Creek Drive #B-101, Burnaby, British Columbia V5C 6G9. Mr. Miller is also the sole officer and director, and a control person, of Seaside.

As of December 5, 2003, Seaside does not have any operations other than it's ownership of the shares of Cirond Corporation.

During the last five years, Mr. Miller has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

During the last five years, Seaside has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Mr. Miller is a citizen of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Miller is the sole officer and director, and a controlling shareholder, of Seaside. Effective November 25, 2003, the Issuer acquired all of the issued and outstanding shares of Seaside's wholly-owned subsidiary, Cirond Networks, Inc., a Colorado corporation ("Networks"). As a result of that acquisition, Seaside acquired 17,000,000 (post-forward split) shares of the Issuer's common stock.

ITEM 4.  PURPOSE OF TRANSACTION.

(a) Mr. Miller and Seaside are holding the shares of the Issuer for investment purposes but may transfer or sell the shares as necessary. Mr. Miller, as an officer and director of the Issuer, intends to authorize the issuance of stock options to officers, directors, and employees of the Issuer and may cause the Issuer to issue shares of its stock to provide capital to fund the Issuer's operations.

None of Mr. Miller, Seaside, nor any persons or entities controlled by Mr. Miller or Seaside, and if applicable, their directors, executive officers, trustees, and control persons, have any other present plans or proposals which relate to or would result in:

CUSIP NO. 17275N 10 1                                                PAGE 5 OF 6


(b)      an   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Miller and Seaside will continue to review their investment in the Issuer and reserve the right to change their intentions with respect to any or all of such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of December 5, 2003, Seaside owned beneficially and of record 17,000,000 shares of the Issuer's common stock, which represented 48.3% of the class. Mr. Miller does not hold any shares of the Issuer's common stock in his own name; however, Mr. Miller is the sole officer and director, and a controlling shareholder of Seaside. As a result, Mr. Miller is deemed to beneficially own 17,000,000 shares of the Issuer's common stock, which represented 48.3% of the class.

(b) As of December 5, 2003, Mr. Miller, as the sole officer and director of Seaside, had the sole power to vote and dispose of 17,000,000 shares; however, the shareholders of Seaside may, in their discretion, direct the power to vote the 17,000,000 shares of the Issuer's stock held by Seaside, or may direct the disposition of such shares.

(c) During the sixty-day period preceding the filing of this Schedule 13D, neither Mr. Miller nor Seaside had any transactions in the Issuer's common stock, except for the acquisition transaction described in Item 3 above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Miller and Seaside, except for the other shareholders of Seaside.

(e) Mr. Miller and Seaside continue to be the beneficial owners of more than five percent of the outstanding common stock of the Issuer.

CUSIP NO. 17275N 10 1                                                PAGE 6 OF 6



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On November 25, 2003, pursuant to a Stock Exchange Agreement (the "Stock Exchange Agreement") by and between the Issuer and Seaside, as amended by the First Amendment to the Stock Exchange Agreement dated November 13, 2003 (the "First Amendment") (the Exchange Agreement and the First Amendment are collectively referred to herein as the "Agreement"), the Issuer acquired all of the issued and outstanding capital stock of Networks in exchange for Seventeen Million (17,000,000) shares of the Issuer's common stock. As a result, Seaside owns approximately 48.3% of the Issuer's issued and outstanding shares. In addition, pursuant to the terms of the Agreement, the Issuer issued an aggregate of 1,300,000 shares in of its common stock in exchange for $650,000 in indebtedness of Networks (the "Networks Indebtedness").

As a result of the Agreement, effective November 25, 2003, Networks became a wholly-owned subsidiary of the Issuer.

In connection with the closing of the acquisition of Networks, all of the officers and directors of the Issuer resigned and Nicolas Miller was appointed as the sole officer and director of the Issuer. Mr. Miller was elected as the sole director of the Issuer at the Issuer's shareholder meeting on October 3, 2003; however, Mr. Miller did not accept his appointment until November 25, 2003, in connection with the acquisition of Networks. Mr. Miller owns 7,266,667 shares (43.5%) of Seaside's issued and outstanding stock. As a result, he may be deemed to be the beneficial owner of 17,000,000 shares (48.3%) of the Issuer's issued and outstanding shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.       Stock  Exchange   Agreement   dated  August  29,  2003  between  Cirond
         Corporation (f/k/a eXmailit.com) and Seaside Holdings Inc. (f/k/a Cirond Technologies Inc.).

2. First Amendment to the Stock Exchange Agreement dated November 13, 2003 between Cirond Corporation (f/k/a eXmailit.com) and Seaside Holdings Inc. (f/k/a Cirond Technologies Inc.).


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 5, 2003                          /s/ NICHOLAS R. MILLER
                                          --------------------------------------
                                          Nicholas R. Miller



                                          SEASIDE HOLDINGS INC.


December 5, 2003                          /s/ NICHOLAS R. MILLER
                                          --------------------------------------
                                          Nicholas R. Miller, President

                            STOCK EXCHANGE AGREEMENT

      THIS STOCK EXCHANGE AGREEMENT ("Agreement") is executed this 29th day of August, 2003, by and among eXmailit.com, a Nevada corporation with offices at 530-999 West Hastings Street, Vancouver, B.C., Canada V6C 2W2 ("ExMail"), and Cirond Technologies Inc., a Colorado corporation with offices at 4185 Still Creek Drive, Burnaby, B.C. Canada V5C 6C6 ("Cirond"). (ExMail and Cirond may hereinafter be referred to individually as a "Party" or collectively as the "Parties").

                                    PREMISES

      Whereas, ExMail has registered its common stock, par value $0.001 ("Common Stock"), with the Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934; and

      Whereas, ExMail's Common Stock is listed for quotation on the Over-the-Counter Bulletin Board (the "OTC-BB") administered by the National Association of Securities Dealers; and

      Whereas, ExMail is desirous of acquiring an operating entity; and

      Whereas, Cirond has had limited success raising capital to fund its operating subsidiary, Cirond Networks, Inc., a Nevada corporation ("CNI"), including the operations of Cirond Networks (Canada) Inc., a British Columbia corporation, all of the issued and outstanding shares of which are held by CNI; and

      Whereas, ExMail is in the process of (i) canceling 2,990,000 shares of Common Stock held by founders of ExMail (the "Share Cancellation"), (ii) amending its Articles of Incorporation, (iii) amending its Bylaws; (iv) effecting a 16-for-1 forward stock split of the 1,010,000 shares of stock which shall be outstanding after the Share Cancellation (the "Forward Stock Split"); and (v) adopting a stock option plan (the "Stock Option Plan"); and

      Whereas, Cirond desires to exchange and transfer (the "Exchange") all of the capital stock of CNI to ExMail, and ExMail desires to acquire any and all rights and interests in and to all of the issued and outstanding capital stock of CNI in exchange for 4,000,000 post-Forward Stock Split shares of ExMail's Common Stock, as described below, which shall equal approximately 20% of ExMail's then issued and outstanding post-Forward Stock Split shares (without giving effect to the Private Placement, as defined below); and

      Whereas, ExMail intends to conduct a private placement offering of up to 1,000,000 shares of its post-Forward Stock Split shares of Common Stock at a price of $0.50 per share (the "Private Placement"), of which ExMail shall have held in escrow a minimum of $300,000 to fund CNI's operations by Closing, with the purchasers in such offering receiving approximately 4.7% of ExMail's then issued and outstanding post-Forward Stock Split shares (assuming all 1,000,000 shares are sold in the Private Placement and taking into account the issuance of 4,000,000 shares of post-Forward Stock Split shares of Common Stock to Cirond); and

      Whereas, ExMail's current management shall resign and Cirond's designees (the "Cirond Designees") shall be appointed to the board of directors of ExMail in connection with the

Exchange and such designees shall elect all the officers of ExMail following the Exchange; and

      Whereas, the Cirond Designees intend to issue options to officers, directors and employees under the Stock Option Plan for up to 10% of the then issued and outstanding shares of Common Stock, and intend to issue additional options as authorized by the Stock Option Plan; and

      Whereas, the Parties desire to make this transaction a tax-free exchange of stock under the Internal Revenue Code of 1986, as amended (the "Code").

                                    AGREEMENT

      NOW, THEREFORE, based on the foregoing premises, which are incorporated herein by this reference, and for and in consideration of the mutual covenants and agreements contained herein, and in reliance on the representations and warranties set forth in this Agreement, the benefits to be derived herein and for other valuable consideration, the sufficiency of which is hereby expressly acknowledged, the Parties agree as follows:

1.    CONSIDERATION AND EXCHANGE OF SHARES. At the closing, as defined in
Section 7 herein ("Closing"), Cirond agrees to exchange, assign, transfer and convey exclusively to ExMail Fourteen Million Seven Hundred Forty Thousand Two Hundred Fifty (14,740,250) shares of common stock of CNI ("CNI Shares"), which represent all of the issued and outstanding capital stock of CNI. Accordingly, from and after Closing, CNI will be a wholly-owned subsidiary of ExMail.

      At Closing, ExMail will tender to Cirond Four Million (4,000,000) post-Forward Stock Split shares (the "Shares") of its Common Stock (which shall equal approximately 20% of ExMail's then issued and outstanding shares of Common Stock without giving effect to the Private Placement). The Shares will be issued pursuant to exemptions from registration under the Securities Act of 1933, as amended (the "Act"), and consequently restricted as to resale under Rule 144 ("Rule 144"). ExMail is in the process of effecting a 16-for-1 forward stock split of its issued and outstanding Common Stock. In the event the Forward Stock Split is not effected prior to the consummation of the exchange of shares pursuant to this Agreement, Cirond will receive Two Hundred Fifty Thousand (250,000) pre-Forward Stock Split shares of Common Stock at Closing, which shall equal approximately 20% of ExMail's then issued and outstanding shares of Common Stock, without giving effect to the Private Placement.

2. CNI'S OPERATIONS. CNI's operations consist of the development, production and sales of WLAN related products and technology. It is the express intention of the Parties to this Agreement that any and all assets of CNI shall remain assets of CNI, with CNI becoming a wholly owned subsidiary of ExMail. The Parties desire that CNI's management and key employees continue to serve in their respective positions after CNI becomes wholly-owned by ExMail and that CNI's operations continue in the same manner.

3. REPRESENTATIONS, WARRANTIES AND COVENANTS OF CIROND. Cirond represents, warrants and covenants that:

     a. It is duly organized and in good standing as a corporation under the laws of Colorado and has all necessary power and authority to engage in the business in which it is presently engaged and to execute and deliver and carry out the provisions of this Agreement.

     b. CNI is duly organized and in good standing as a corporation under the laws of Nevada and has all necessary power and authority to engage in the business in which it is presently engaged.

     c. It is the sole shareholder of record of CNI, holding all of the issued and outstanding common stock of CNI. All of CNI's issued and outstanding shares have been duly authorized, validly issued, fully paid and are non-assessable.

     d. All corporate and shareholder action on its part required for the lawful execution and delivery of this Agreement and the issuance, execution and delivery of the CNI Shares will be duly and effectively taken prior to or at Closing. Upon execution and delivery, and subject to shareholder approval, this Agreement will constitute its valid and binding obligation, enforceable in accordance with its terms, except as the enforceability may be limited by applicable bankruptcy, insolvency or similar laws and judicial decisions affecting creditors' rights generally.

     e. There are no outstanding warrants, options, pledged or derivative securities, or any other commitment, contingency or obligation in existence relating in any manner to the CNI Shares or any other CNI security. All of the documents relating to the authorization of the CNI Shares will be provided to ExMail prior to, or simultaneous with, the Closing.

     f. There are no claims, demands, proceedings, defaults, obligations, suits, or threats of suit, seizure, or foreclosure against it or, to Cirond's knowledge, any of its officers, directors or 10% or greater shareholders, and that there is no suit, action, or legal, administrative, arbitration, or other proceeding pending or threatened relating to the CNI Shares which could as of Closing adversely affect the CNI Shares or ExMail's ownership of such following Closing.

     g. Cirond and CNI agree not to engage in any transactions outside the normal and ordinary course of business including, but not limited to, incurring any debt, procuring any financing and/or loans, issuing any of its common stock and executing any material contracts through Closing, unless ExMail provides prior written consent to any such action. Notwithstanding the foregoing, CNI is authorized and allowed to enter into a Co-Marketing Agreement with Netgear, Inc. and/or a Product Development Agreement with KarlNet, Inc. and any documents ancillary to the foregoing.

     h. Prior to the execution of this Agreement it has conducted due diligence necessary and commercially customary for this Agreement and the transactions contemplated by it, and has had the opportunity to ask questions and receive answers from ExMail's management. Further, Cirond agrees after the execution of this Agreement to assist and cooperate in good faith with ExMail on a timely basis in providing any information or documents, or executing any documents, to fulfill any reasonable requests or requirements in connection with the transactions contemplated by this Agreement. The foregoing, however, does not limit or modify the representations and warranties of ExMail in this Agreement or the right of Cirond to rely thereon.

     i. Cirond has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commissions, or the like in connection with this Agreement or the transactions contemplated hereby.

     j. All of these representations, warranties and covenants shall be true and correct at Closing, unless such representation, warranty or covenant expressly speaks as of an earlier date.

     k. All of these representations, warranties and covenants shall survive the Closing.

4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF EXMAIL. ExMail represents, warrants and covenants that:

     a. It is a corporation duly organized and in good standing as a corporation under the laws of the State of Nevada, and has all necessary power and authority to engage in the business in which it is presently engaged and to execute and deliver and carry out the provisions of this Agreement.

     b. All of its outstanding Shares of Common Stock were duly authorized, validly issued, fully paid and are non-assessable.

     c. All corporate and shareholder action on its part required for the lawful execution and delivery of this Agreement and the issuance and delivery of the Shares have been duly and effectively taken. Upon execution and delivery, this Agreement will constitute its valid and binding obligation, enforceable in accordance with its terms, except as the enforceability may be limited by applicable bankruptcy, insolvency or similar laws and judicial decisions affecting creditors' rights generally. Neither the execution and delivery of this Agreement by ExMail nor the performance by ExMail of the transactions contemplated hereby will: (a) violate or conflict with any provisions of any law or order applicable to the ExMail; or (b) require any consent or approval by or filing or notice with any governmental or regulatory body, which has not been made or obtained on or prior to Closing.

     d. There are no outstanding warrants, options, pledged or derivative securities, or any other commitment, contingency or obligation in existence relating in any manner to the Shares or any other ExMail security. All of the documents relating to the authorization of the Shares have been provided to Cirond prior to, or simultaneous with, the execution of this Agreement.

     e. There are no claims, demands, proceedings, defaults, obligations, suits, or threats of suit, seizure, or foreclosure against it or, to ExMail's knowledge, any of its officers, directors or 10% or greater shareholders, and that there is no suit, action, or legal, administrative, arbitration, or other proceeding pending or threatened relating to the Shares which could as of Closing adversely affect the Shares or Cirond's ownership of such following Closing.

     f. ExMail agrees to not to engage in any transactions outside the normal and ordinary course of business including, but not limited to, incurring any debt, procuring any financing and/or loans, issuing any of its Common Stock and executing any material contracts through Closing, unless Cirond provides prior written consent to any such action. Notwithstanding the foregoing, ExMail is authorized and allowed to conduct a the Private Placement financing for up to 1,000,000 shares of post-Forward Stock Split shares of Common Stock at a price of $0.50 per share and on such other terms to be agreed to in writing by Cirond prior to the Private Placement.

     g. Prior to the execution of this Agreement it has conducted due diligence necessary and commercially customary for this Agreement and the transactions contemplated by it, and has had the opportunity to ask questions and receive answers from Cirond's management. Further, ExMail agrees after the execution of this Agreement to assist and cooperate in good faith with Cirond on a timely basis in providing any information or documents, or executing any documents, to fulfill any reasonable requests or requirements in connection with the transactions contemplated by this Agreement. The foregoing, however, does not limit or modify the representations and warranties of Cirond in this Agreement or the right of ExMail to rely thereon.

     h. It will attempt, in good faith and on a timely basis, to effect the Share Cancellation and the Forward Stock Split prior to Closing. Further, ExMail represents that, in the event the Forward Stock Split is not effected prior to Closing, ExMail will issue to Cirond at Closing Two Hundred Fifty Thousand (250,000) pre-Forward Stock Split shares of Common Stock (which shall represent approximately 20% of ExMail's then issued and outstanding shares of Common Stock, without giving effect to the Private Placement), the equivalent to the Four Million (4,000,000) post-Forward Stock Split shares.

     i. Cirond's designees shall have been appointed as the officers and directors of ExMail effective on or before the Closing.

     j. ExMail does not have any liabilities, current or contingent, in the aggregate in excess of $5,000 other than those identified to Cirond by delivery of all those documents underlying such obligations or liabilities.

     k. ExMail has no profit-sharing, stock bonus, pension, retirement, or similar deferred compensation arrangements.

     l. ExMail has no stock option plans or other incentive compensation programs.

     m. The issuance of the Shares by ExMail for the outstanding shares of CNI is in exchange for reasonably equivalent value and fair consideration. At Closing, after giving effect to (i) the transactions contemplated by this Agreement and (ii) any other transactions contemplated by this Agreement or by ExMail on or after Closing, ExMail: (i) will be solvent; (ii) will not have unreasonably small capital with which to engage in the operation of its business; and (iii) will not have incurred or planned to incur debts beyond its ability to pay as they mature.

     n. Except as disclosed in writing to Cirond prior to the execution of this Agreement, neither ExMail, nor, to ExMail's knowledge, any officer, employee or agent thereof, is in violation of, or in default under, any law or order applicable to ExMail if such violation or default, either prior to Closing or subsequent to Closing, would have a material adverse effect on ExMail's operations or the transactions contemplated by this Agreement. ExMail has not received any notice to the effect that, or otherwise been advised that, it is not in compliance with any such law or order.

     o. (i) ExMail has obtained all governmental permits which are required in connection with the operations of its business, (ii) all requisite governmental permits are in full force and effect and (iii) no proceedings for the suspension or cancellation of any governmental permit is pending or threatened, except where the failure to hold any such governmental permit would not, either prior to Closing or subsequent to Closing, have a material adverse effect on ExMail's operations or the transactions contemplated by this Agreement.

     p. Copies of all material contracts (involving more than 10% of ExMail's total assets) and all related-party contracts (between ExMail and any officer, director, or owner, beneficially or of record, of 10% or more of ExMail's issued and outstanding Common Stock) entered into by ExMail and still in effect have been provided to Cirond prior to, or simultaneous with, the execution of this Agreement.

     q. ExMail has a total of 4,000,000 pre-Forward Stock Split shares of Common Stock issued and outstanding as of the date of this Agreement, which are held by 34 shareholders of record, and no shares of preferred stock issued and outstanding.

     r. The Shares when so issued, sold and delivered against payment therefor in accordance with the provisions of this Agreement, will be duly authorized and validly issued, fully paid and non-assessable, and when so issued, sold and delivered, the Shares shall be free and clear of all pledges, liens, encumbrances and preemptive rights.

     s. ExMail will give Cirond thirty (30) days' written notice prior to destroying or discarding any books, records or other data of Cirond, and if Cirond so reasonably requests, shall allow Cirond, at Cirond's expense, an opportunity to examine, duplicate or take possession of such books, records and/or other data, prior to their being destroyed or discarded.

          For a period of seven (7) years following Closing, ExMail shall, and shall cause the CNI to, retain and afford to Cirond and its affiliates, their counsel and their accountants, during normal business hours and upon reasonable advance notice, reasonable access to the books, records and other data of CNI with respect to the period prior to Closing and, with respect to the applicable current taxable period, to the extent that such access may be reasonably required by Cirond to facilitate (i) the preparation and timely filing by Cirond of such tax returns as it may be required to file with respect to the operations of CNI, the making of any election related to taxes or in connection with any audit, amended return, claim for refund or any suit or proceeding with respect thereto, (ii) the investigation, litigation and final disposition of any claims, suits or proceedings which may have been or may be made against Cirond or its affiliates in connection with CNI, and (iii) any indemnification claims made under this Agreement or the defense thereof.

     t. The financial statements and SEC filings of ExMail are complete and accurately reflect the financial condition and operations of ExMail, and there are no material adverse changes in the business of ExMail since the date of said statements that have not already been disclosed in writing to Cirond. ExMail has made, and will make when due, all filings required to be made under the Securities Exchange Act of 1934 and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

     u. ExMail has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commissions, or the like in connection with this Agreement or the transactions contemplated hereby.

     v. ExMail is acquiring the CNI Shares for investment only, for ExMail's own account, and not with a view to, for offer for sale or for sale in connection with, the distribution or transfer thereof. The CNI Shares are not being purchased for subdivision or fractionalization thereof; and ExMail has no contract, undertaking, agreement or arrangement with any person to sell, hypothecate, pledge, donate or otherwise transfer (with or without consideration) to any such person any of the CNI Shares which ExMail is acquiring hereunder, and ExMail has no present plans or intention to enter into any such contract, undertaking, agreement or arrangement.

     w. All of these representations, warranties and covenants shall be true and correct at Closing, unless such representation, warranty or covenant expressly speaks as of an earlier date.

     x. All of these representations, warranties and covenants shall survive the Closing.

5. DEFAULT & CURE. In the event a Party fails or refuses to perform any of its obligations under this Agreement in a timely manner, then the other Party shall give notice to such other Party of default hereunder. The notice of default shall set forth with sufficient specificity and particularity the details of the default. The Party to whom the default notice is given shall have thirty (30) days from the date of the delivery of the notice to either (a) cure the deficiencies set forth in the notice or (b) give written reply to the notice setting forth with particularity the reasons for the nonexistence of default or inability to cure the default(s). In the event the Party receiving notice of default does not cure such default or set forth reasons for the nonexistence of default by thirty (30) calendar days from the date of delivery of the notice, the defaulting Party will be deemed in breach of this Agreement.

      Upon breach of this Agreement, the non-breaching Party shall have the right to rescind this Agreement and all of the transactions contemplated by it. In the event this Agreement is rescinded in accordance with this Section 5, the Parties shall take such actions as necessary to give effect to such rescission. The representations set forth in this Section 5 are ongoing representations and shall survive the Closing. The remedies set forth in this Section 5 are not exclusive and the Parties to this Agreement shall be entitled, notwithstanding the remedies set forth herein, to any and all other remedies available at law or otherwise.

6.  INDEMNIFICATION.

     a. Cirond shall indemnify and hold ExMail and its respective management harmless with respect to any liabilities, losses, damages, costs or expenses (including reasonable legal fees and expenses) incurred by ExMail, directly or indirectly, which are occasioned by, caused by or result out of Cirond's breach of any of the terms, representations, warranties or covenants contained in this Agreement. This indemnification shall survive the Closing.

     b. ExMail shall indemnify and hold Cirond, and its respective management harmless with respect to any liabilities, losses, damages, costs or expenses (including reasonable legal fees and expenses) incurred by Cirond, directly or indirectly, which are occasioned by, caused by or result out of ExMail's breach of any of the terms, representations, warranties or covenants contained in this Agreement. This indemnification shall survive the Closing.

7.    CLOSING AND TERMINATION.

     a. The Closing hereunder shall take place within ten (10) business days after the Agreement is approved by the shareholders of Cirond, on a date mutually agreed upon by the Parties. Closing shall consist of the Parties delivering the securities and other consideration contemplated hereunder, as well as any documents necessary to effect this Agreement.

     b. This Agreement may be terminated at any time prior to Closing as follows:

          i.     By mutual written consent of the Parties;

          ii. By either Party, by written notice to the other Party, if Closing does not occur on or prior to October 15, 2003 (unless such event has been caused by a breach of this Agreement by the party seeking such termination); and

          iii. By either Party, if any judgment shall have been enacted, entered, promulgated or enforced which prohibits or enjoins the consummation of the sale and purchase of the CNI Shares and such judgment is or shall have become final and nonappealable.

8. TAX-FREE EXCHANGE. Insofar as possible, the Parties agree that the exchange of shares called for hereunder shall be a tax-free exchange under the tax laws and the Code, and not an acquisition of assets. Notwithstanding the foregoing, in the event the transactions contemplated by this Agreement are not deemed to be a tax-free exchange Cirdon shall be entitled to terminate this Agreement prior to Closing, in such event, neither Party shall be liable to the other under this

Agreement.

9. CONDITIONS TO CLOSING. The Closing called for hereunder shall be subject to:

     a.   The delivery to ExMail at Closing of the CNI Share certificates;

     b.   The delivery to Cirond at Closing of the Share certificates;

     c. Approval by Cirond's shareholders of this Agreement and the transactions contemplated hereby;

     d. The conduct of due diligence of CNI by ExMail or its agents, satisfactory to the management of ExMail that the books, records, and assets of CNI are in fact as have been represented;

     e. The conduct of due diligence of ExMail by Cirond or its agents, satisfactory to the management of Cirond that the books, records, and assets of ExMail are in fact as have been represented;

     f. The delivery of resolutions by the boards of directors of ExMail and Cirond ratifying this transaction;

     g. On or before Closing, ExMail shall have delivered Cirond resignations of all of the officers and directors of ExMail, which shall be effective on or before the Closing and Cirond's designees shall have been appointed as the officers and directors of ExMail effective on or before the Closing;

     h. ExMail shall have received an opinion of counsel from Dill Dill Carr Stonbraker & Hutchings, P.C., Denver, Colorado, or other counsel for Cirond, in form and substance satisfactory to ExMail and its counsel;

     i. Cirond shall have received an opinion of counsel from Woltjen Law Firm, Dallas, Texas, or other counsel for ExMail, in form and substance satisfactory to Cirond and its counsel;

     j. Cirond shall have delivered to ExMail a certificate signed by an officer of Cirond, dated as of Closing to the effect that each of the conditions specified inss.ss.3(k), 9(c) and 9(e) is satisfied in all respects;

     k. ExMail shall have delivered to Cirond a certificate signed by an officer of ExMail, dated as of Closing to the effect that each of the conditions specified in ss.ss. 4(w), 9(d) and 9(m) is satisfied in all respects;

     l. ExMail shall amend its Form 10-QSB filings for the quarters ended June 30, 2003 and March 31, 2003, which were filed with the Securities and Exchange Commission to include any items which may be missing from such filings;

     m. The delivery to ExMail of the documents relating to the authorization of the CNI

          Shares;

     n. Woltjen Law Firm, as counsel for ExMail, shall be holding in escrow at least $300,000 in proceeds from the Private Placement for delivery to ExMail after Closing;

     o. The Parties shall have received all necessary approvals and consents, whether corporate, member, third party, or otherwise, made all necessary filings, and obtained all necessary approvals or consents for the consummation of the transactions contemplated by this Agreement; and

     p. No action or proceeding shall be pending in which it is sought to restrain or prohibit the consummation of the transactions contemplated hereby. No order which restrains or prohibits the transactions contemplated hereby shall be in effect and no governmental or regulatory body shall be seeking such an order or threatening to do so.

10.  MISCELLANEOUS.

     a. In the event any one or more of the provisions contained in this Agreement are for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not effect any other provisions of this Agreement. This Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

     b. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, legal representatives, successors and permitted assigns. The Parties may not transfer or assign all or any part of their rights or obligations except to the extent expressly permitted by this Agreement or otherwise agreed to in writing by all Parties.

     c. This Agreement constitutes the entire agreement and understanding among the Parties, and may not be modified or amended except as in writing signed by all Parties. This Agreement and its exhibits may be executed simultaneously in one or more counterparts and/or by facsimile, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     d. The Parties hereby acknowledge that they have had a full opportunity to seek legal, financial and tax assistance of their own choosing prior to the execution of this Agreement, and that they have done so, or have expressly waived their right to such assistance and counsel.

     e. Any controversy or claim arising out of or relating to this Agreement or the breach of it, shall be settled by binding arbitration in accordance with the rules of the American Arbitration Association, and judgment on the award rendered may be entered in any court having jurisdiction.

     f. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada without reference to the conflict of laws principles thereof.

          In the event any dispute regarding this Agreement arises between the Parties and is not resolved at arbitration, such dispute shall be brought in a proper jurisdiction located within Clark County, Nevada.

     g. All notices, requests, demands, and other communications required or permitted hereunder shall be in writing and shall be deemed to have been given if delivered by and, overnight courier, telefax, or mailed certified or registered mail with postage prepaid, to the addresses set forth below:

      If to ExMail:                 eXmailit.com
                                    530-999 West Hastings Street,
                                    Vancouver, B.C., Canada  V6C 2W2
                                    Attention: Kevin Ryan, President

            With copies to:         Woltjen Law Firm
                                    4144 N. Central Expwy., Suite 410
                                    Dallas, Texas 75204
                                    Attention: Kevin S. Woltjen

      If to Cirond:                 Cirond Technologies Inc.
                                    4185 Still Creek Drive
                                    Burnaby, B.C. Canada V5C 6C6
                                    Attention: Nicholas Miller, President

            With copies to:         Dill Dill Carr Stonbraker & Hutchings, P.C.
                                    455 Sherman Street, Suite 300
                                    Denver, Colorado 80203
                                    Attention: Craig Stoner

     h. This Agreement has been prepared by the joint efforts of the attorneys of all of the signatories to this Agreement and shall not be construed against any particular Party. Should any provision of this Agreement require interpretation, the Parties hereto agree that the arbitrator or court interpreting or construing the same shall not apply a presumption that the terms hereof shall be more strictly construed against one Party by reason of the rule of construction that a document is to be more strictly construed against the Party who itself or through its agents prepared the same, it being agreed that the Parties hereto and their respective agents have participated in the preparation hereof.

     i. All costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the negotiation, preparation, execution and delivery of this Agreement and consummation of the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses.


      IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first above written.

"EXMAIL" - EXMAILIT.COM                   "CIROND" - CIROND TECHNOLOGIES INC.


/s/ Kevin Ryan                            /s/ Nicholas Miller
------------------------------            --------------------------------------
By: Kevin Ryan, President                 By: Nicholas Miller, President

                                 FIRST AMENDMENT
                                       TO
                            STOCK EXCHANGE AGREEMENT

        THIS FIRSTAMENDMENT TO STOCK EXCHANGE AGREEMENT (this "FIRST AMENDMENT") is executed this 13th day of November, 2003, by and among Cirond Corporation f/k/a eXmailit.com, a Nevada corporation with offices at 530- 999 West Hastings Street, Vancouver, B.C., Canada V6C 2W2 ("ExMail"), and Cirond Technologies Inc., a Colorado corporation with offices at 4185 Still Creek Drive, Burnaby, B.C. Canada V5C 6C6 ("Cirond"). (ExMail and Cirond may hereinafter be referred to individually as a "Party" or collectively as the "Parties").

                                    RECITALS

        1. The Parties hereto have entered into a Stock Exchange Agreement, dated August 29, 2003 (the "STOCK EXCHANGE AGREEMENT"); and

        2. A dispute currently exists between the Parties regarding the valuation of Cirond Networks, Inc. ("CNI") and whether closing of the Stock Exchange Agreement actually occurred; and



        3. Cirond has made certain attempts to terminate the Stock Exchange Agreement, but, as set forth herein, has rescinded any and all such attempts; and

        4. In an effort to resolve this dispute, the Parties have agreed to amend the Stock Exchange Agreement with respect to the number of shares of common stock which ExMail will tender to Cirond in exchange for all of the issued and outstanding capital stock of CNI, the date of closing of the Stock Exchange Agreement, the issuance of shares by ExMail in exchange for outstanding indebtedness of Cirond and/or CNI, and the amount of common stock which ExMail is authorized to sell in a private placement;

        NOW, THEREFORE, the Stock Exchange Agreement is hereby amended as follows:

        1. DEFINITIONS. All capitalized terms used but not defined herein shall have the meanings set forth in the Stock Exchange Agreement. All references to the "Agreement" in the Stock Exchange Agreement or this First Amendment shall refer to the Stock Exchange Agreement, as amended hereby. Notwithstanding the foregoing, all references to the "Shares" shall refer to the new amount of 18,300,000 shares, in aggregate, of ExMail's Common Stock.

        2. AMENDMENTS. The following provisions of the Stock Exchange Agreement are hereby amended as follows:

                (a) The fifth paragraph of the Premises is hereby amended by replacing such paragraph in its entirety with the following:

        "Whereas, ExMail is in the process of (i) canceling 47,840,000 shares of Common Stock held by founders of ExMail (the "Share Cancellation"), (ii) and has amended its Articles of Incorporation, (iii) amended its Bylaws;
        (iv) effected a 16-for-1 forward stock split of the 4,000,000 shares of outstanding stock (the "Forward Stock Split"); and (v) adopted a stock option plan (the "Stock Option Plan"); and"

                (b) The sixth paragraph of the Premises is hereby amended by replacing such paragraph in its entirety with the following:

        "Whereas, Cirond desires to exchange and transfer (the "Exchange") all of the capital stock of CNI to ExMail, and ExMail desires to acquire any and all rights and interests in and to all of the issued and outstanding capital stock of CNI in exchange for 17,000,000 post-Forward Stock Split shares of ExMail's Common Stock, as described below, which shall equal approximately 51% of ExMail's then issued and outstanding post-Forward Stock Split shares (giving effect to the Share Cancellation, but without giving effect to the Private Placement or the Debt Conversion, as those terms are defined below); and"

                (c) The seventh paragraph of the Premises is hereby amended by replacing such paragraph in its entirety with the following:

        "Whereas, ExMail has conducted a private placement offering of up to 2,000,000 shares of its post-Forward Stock Split shares of Common Stock at a price of $0.50 per share (the "Private Placement"). ExMail sold a total of 750,000 shares in the Private Placement, for gross proceeds of $375,000, which ExMail is holding in escrow and will fund CNI's operations; and"

                (d) The following new paragraph is hereby inserted between the seventh and eighth paragraphs of the Premises:

        "Whereas, ExMail has agreed to issue 1,300,000 shares of post-Forward Stock Split shares of ExMail's Common Stock in exchange for outstanding indebtedness of Cirond and/or CNI in the aggregate amount of $650,000, which indebtedness shall be cancelled after such exchange (the "Debt Conversion") with the holders of such debt receiving approximately 3.7% of ExMail's then issued and outstanding post-Forward Stock Split shares (taking into account the Share Cancellation, the issuance of 17,000,000 post-Forward Stock Split shares of Common Stock to Cirond and the issuance of 750,000 post-Forward Stock Split shares in the Private Placement); and"

                (e) The second paragraph of the Section 1 is hereby amended by replacing such paragraph in its entirety with the following:

        "At Closing, ExMail will tender 18,300,000 post-Forward Stock Split shares of its Common Stock (the "Shares") to Cirond in exchange for the CNI Shares with 17,000,000 post-Forward Stock Split shares being issued to Cirond and 1,300,000 post-Forward Stock Split Shares being issued to the holders of certain outstanding indebtedness of Cirond and/or CNI in exchange for indebtedness in the aggregate amount of $650,000 (the "Indebtedness"). The Indebtedness shall be cancelled by ExMail immediately after Closing. The Shares will be issued pursuant to exemptions from registration under the

        Securities Act of 1933, as amended (the "Act"), and consequently restricted as to resale under Rule 144 ("Rule 144")."

                (f) Subparagraph (f) of Section 4 is hereby amended by replacing such paragraph in its entirety with the following:

        "ExMail agrees to not to engage in any transactions outside the normal and ordinary course of business including, but not limited to, incurring any debt, procuring any financing and/or loans, issuing any of its Common Stock and executing any material contracts through Closing, unless Cirond provides prior written consent to any such action. Notwithstanding the foregoing, ExMail is authorized and allowed to conduct a Private Placement financing for up to 2,000,000 shares of post-Forward Stock Split shares of Common Stock at a price of $0.50 per share and on such other terms to be agreed to in writing by Cirond prior to the Private Placement. "

                (g) Subparagraph (h) of Section 4 is hereby amended by replacing such paragraph in its entirety with the following:

        "As of November 13, 2003, ExMail has completed the Forward Stock Split and has 64,000,000 post-Forward Stock Split shares of Common Stock issued and outstanding (not including the 750,000 post-Forward Stock Split shares of Common Stock to be issued in the Private Placement). ExMail will attempt, in good faith and on a timely basis, to effect the Share Cancellation prior to Closing, and as such will have 16,160,000 post-Forward Stock Split shares of Common Stock issued and outstanding at Closing (not including the 750,000 post-Forward Stock Split shares of Common Stock to be issued in the Private Placement or the 1,300,000 post-Forward Stock Split shares of Common Stock to be issued as a result of the Debt Conversion)."

                (h) Subparagraph (l) of Section 4 is hereby amended by replacing such paragraph in its entirety with the following:

        "Except for the 2003 Stock Option Plan, ExMail has no stock option plans or other incentive compensation programs."

                (i) Subparagraph (a) of Section 7 is hereby amended by replacing such paragraph in its entirety with the following:

        "The Closing hereunder shall take place within five (5) business days after the First Amendment is approved by the shareholders of Cirond, on a date mutually agreed upon by the Parties. Closing shall consist of:
        (i) the Parties delivering the securities, (ii) delivery to ExMail of the Cirond shareholders' approval of all of the transactions contemplated by this Agreement and all amendments hereto, (iii) the tender by ExMail to Cirond of at least $375,000 from Woltjen Law Firm's escrow account, or if the proceeds have been loaned to CNI pursuant to
        Section 9(n), the tender of the promissory note or other evidence of indebtedness to CNI, or its counsel, for cancellation, (iv) other consideration contemplated hereunder, and (v) any documents necessary to effect this Agreement, including the documents required by Section 9, unless the Parties waive any such requirement in writing. In the event the Share Cancellation has not be completed prior to Closing, Cirond may terminate this Agreement without any further obligation or liability, provided that Cirond has given at least ten (10) days written notice to ExMail prior to such termination and ExMail, after receipt of such notice, has failed to effect the Share Cancellation."

                (j) Subparagraph (b)(ii) of Section 7 is hereby amended by replacing such paragraph in its entirety with the following:

        "By either Party, by written notice to the other Party, if Closing does not occur on or prior to five (5) days following the receipt of approval by the Cirond shareholders (unless such event has been caused by a breach of this Agreement by the party seeking such termination); and"

                (k) Subparagraph (c) of Section 9 is hereby amended by replacing such paragraph in its entirety with the following:

        "Approval by Cirond's shareholders of this Agreement and the transactions contemplated hereby, and approval by the holders of the Indebtedness to convert the Indebtedness into shares of ExMail Common Stock, in accordance with the terms of this Agreement."

                (l) Subparagraph (i) of Section 9 is hereby amended by replacing such paragraph in its entirety with the following:

        "Cirond and the holders of the Indebtedness shall have received an opinion of counsel from Woltjen Law Firm, Dallas, Texas, or other counsel for ExMail, in form and substance satisfactory to Cirond, the holders of the Indebtedness and their counsel;"

                (m) Subparagraph (n) of Section 9 is hereby amended by replacing such paragraph in its entirety with the following:

        "Woltjen Law Firm, as counsel for ExMail, shall be holding in escrow $375,000 in proceeds from the Private Placement for delivery to ExMail after Closing. The Parties agree that ExMail shall loan the net proceeds from the Private Placement to CNI as soon as practicable after the execution of the First Amendment. An essential term to this loan is the representation, warranty and covenant of Nicholas Miller and Kevin O'Neill as respective owners of 43.5% and 9.5% of Cirond to vote all of their shares in favor of all transactions contemplated by this Agreement and the First Amendment. It is envisioned that this loan will be structured in a manner that allows for intercompany forgiveness after the effectiveness of the transactions set forth herein, and in all amendments hereto;"

                (k) The following new paragraph is hereby inserted as subparagraph (j) of Section 10:

        "The Parties agree that this Agreement imposes an implied duty of good faith and fair dealing on all the respective obligations of the parties."

                (l) Subparagraphs (d) and (e) of Section 9 are hereby deleted.

        3. NO FURTHER AMENDMENTS. Except as expressly amended hereby, the Stock Exchange Agreement shall continue in full force and effect. Each Party hereto, by their signature hereto, agrees to be bound by all of the terms of the Stock Exchange Agreement, as amended hereby.

        4. MISCELLANEOUS. The provisions of Article 10 of the Stock Exchange Agreement shall apply equally with respect to this First Amendment.

        5. RESCISSION OF TERMINATION. By executing this First Amendment, Cirond hereby rescinds the prior termination of the Stock Exchange Agreement and acknowledges that the Stock Exchange Agreement, as amended hereby, is in full force and effect as of the date of this First Amendment.

        IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed as of the date first written above.

"EXMAIL" - CIROND CORPORATION                "CIROND" - CIROND TECHNOLOGIES INC.


/s/ Robert Gardner                            /s/ Nicholas Miller
---------------------------------             ----------------------------------
By: Robert Gardner, Treasurer                 By: Nicholas Miller, President